SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

August 31, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig reports results for second quarter 2003.

Stavanger, Norway (August 6, 2003) — Smedvig reported today consolidated operating profit for the second quarter of NOK 145 million as compared to NOK 59 million in the previous quarter. The increase primarily reflects the increased utilization of the drilling units. Operating profit for the first half year was NOK 204 million as compared to NOK 313 million for the same period in 2002.

Net financial expenses for the second quarter was NOK 4 million as compared to net financial expenses of NOK 47 million in the preceding quarter. The decrease was mainly due to gain on currency forward contracts.

The accounts include an accrual of NOK 835 million related to the outcome of the ruling of Stavanger District Court in the Balder dispute. NOK 205 million in positive income taxes are mainly due to the Balder accrual.

Net loss for the second quarter was NOK 489 million as compared to net income of NOK 2 million in the first quarter. Net loss for the first half year was NOK 487 million.

Operating profit from the Mobile Units amounted to NOK 49 million as compared to an operating loss of NOK 17 million in previous quarter. The increase was mainly attributable to higher utilization for West Navigator and West Venture. The utilization rate for the mobile units during the quarter averaged approximately 92 percent as compared to 76 percent in the preceding quarter.

Operating profit from the Tender Rigs amounted to NOK 76 million as compared to NOK 57 million in the previous quarter. The increase reflects higher utilization of the tender rig fleet, averaging 98 percent as compared to 83 percent in the previous quarter.

Operating profit from Platform Drilling amounted to NOK 24 million as compared to NOK 20 million in first quarter. The increase was mainly due to higher contribution from well services.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

A telephone conference regarding Smedvig’s second quarter results will be arranged Wednesday August 6, at 11:30 a.m. (NY time), 5:30 p.m. (Norwegian time). Call-in numbers are: International: +1 706 679 7077 U.S.: 800 938 1019. Replays are available from August 6, 03:00 p.m. (NY time) until August 13, 11:59 p.m. For replay, please dial International: +1 706 645 9291, U.S.: 800 642 1687, access code 1758946.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

Income statements

Unaudited accounts in NOK mill	1Q03	2Q03	6M03	2Q02	6M02	2002

Revenues
Revenues	705	777	1,482	854	1,733	3,354

Total revenues	705	777	1,482	854	1,733	3,354

Operating expenses
Personnel expenses	(355)	(349)	(704)	(341)	(686)	(1,465)
Operating expenses	(206)	(195)	(401)	(246)	(497)	(1,025)
Depreciation	(85)	(88)	(173)	(115)	(237)	(451)

Total operating expenses	(646)	(632)	(1,278)	(702)	(1,420)	(2,941)

Operating profit	59	145	204	152	313	413

Interest income	4	4	8	7	15	28
Interest expense	(39)	(41)	(80)	(62)	(108)	(224)
Other financial items	(12)	33	21	15	44	27

Net financial items	(47)	(4)	(51)	(40)	(49)	(169)

Income before other items	12	141	153	112	264	244

Other items
Other items	0	(835)	(835)	0	0	(962)

Income before income taxes	12	(694)	(682)	112	264	(718)

Income taxes	(10)	205	195	(14)	(37)	(84)

Net income	2	(489)	(487)	98	227	(802)

Earnings per share	0.03	(5.88)	(5.85)	1.19	2.76	(9.74)
Diluted earnings per share	0.03	(5.88)	(5.85)	1.19	2.76	(9.74)

Mobile Units Division
NOK million	1Q03	2Q03	2Q02	6M03	6M02

Revenues	300	346	374	646	759
Operating expenses	(261)	(239)	(267)	(500)	(543)
Depreciation	(56)	(58)	(82)	(114)	(168)

Operating profit	(17)	49	25	32	48

EBITDA*	46	114	118	160	238

*Earnings before interests, taxes, depreciation and amortization

Tender Rigs Division
NOK million	1Q03	2Q03	2Q02	6M03	6M02

Revenues	191	222	278	413	578
Operating expenses	(109)	(121)	(137)	(230)	(282)
Depreciation	(25)	(25)	(28)	(50)	(59)

Operating profit	57	76	113	133	237

EBITDA*	89	108	150	198	313

*Earnings before interests, taxes, depreciation and amortization

Platform Drilling Division
NOK million	1Q03	2Q03	2Q02	6M03	6M02

Revenues	214	209	202	423	396
Operating expenses	(190)	(180)	(181)	(370)	(354)
Depreciation	(4)	(5)	(5)	(9)	(10)

Operating profit	20	24	16	44	32

EBITDA*	24	29	21	53	42

*Earnings before interests, taxes, depreciation and amortization

Balance sheets
Unaudited accounts in NOK million

	30.06.03	31.12.02	30.06.02
Long-term assets
Deferred taxes	135	—	114
Mobile units and tender rigs	5,458	5,283	7,076
Other tangible assets	288	295	352
Financial fixed assets	286	253	158

Total long-term assets	6,167	5,831	7,700

Current assets
Receivables	752	1,105	1,145
Short-term investments	19	28	97
Cash and cash equivalents	689	598	626

Total current assets	1,460	1,731	1,868

Total assets	7,627	7,562	9,568

Shareholders' equity
Paid-in capital	2,545	2,555	2,556
Retained earnings	467	824	2,312

Total shareholders’ equity	3,012	3,379	4,868

Liabilities
Provisions	197	255	144
Long-term interest bearing debt	3,103	2,805	3,718
Current liabilities	1,315	1,123	838

Total liabilities	4,615	4,183	4,700

Total shareholders’ equity and liabilities	7,627	7,562	9,568

Statements of Cash Flows
	6M03	2002	6M02
Cash Flows from operating activities
Net income (net loss)	-487	-802	227
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and expenses for periodic overhauls	202	528	276
Write-down of assets	0	1,313	0
Gains on sale of assets	0	-330	0
Accrual related to the ruling in the Balder dispute	835	0	0
Change in working capital	-352	-64	-415

Net cash provided by operating activities	198	645	88
Net cash provided by (used in) investing activities	-212	101	-89
Net cash provided by (used in) financing activities	98	-999	-303
Effect of exchange rate changes on cash and cash equivalents	7	-79	0

Net increase (decrease) in cash and cash equivalents	91	-332	-304
Cash and cash equivalents at beginning of year	598	930	930
Cash and cash equivalents at end of period	689	598	626

NEWS RELEASE

Smedvig secures new contract for West Epsilon

Stavanger, Norway (August 22, 2003)

BP in Norway has awarded Smedvig a new long-term production drilling contract for the ultra large jack-up drilling rig West Epsilon on the Valhall Flank in the North Sea. The contract has a firm program of eight wells, estimated to 14 months. In addition, the contract includes an option to extend the agreement with up to 16 wells. In the event of such extension of the drilling program on Valhall Flank, BP has an obligation to employ West Epsilon.

The estimated contract value for the firm period is approximately US$ 50 million. Operations are scheduled to commence in February 2004 in direct continuation of the current contract with BP.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

The Balder dispute

Stavanger, Norway (August 26, 2003)

In relation to the ruling made by the Stavanger District Court in the dispute between Smedvig and Esso with regard to the completion of the Balder production vessel, the deadline for submission of an appeal is 30 August 2003.

Based on a thorough assessment of all aspects of the dispute, Smedvig has decided not to appeal the ruling. However, Smedvig’s decision is conditional of Esso refraining from appealing the ruling.

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19/ + 47 90 88 08 71

Analyst Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19/ + 47 97 75 08 33

Jim Dåtland, Investor Relations Manager + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no